STATEMENT OF INVESTMENTS

Dreyfus Florida Intermediate Municipal Bond Fund

March 31, 2007 (Unaudited)

Long-Term Municipal Investments--96.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida--86.9%				
Bay County,				
Sales Tax Revenue (Insured;				
AMBAC)	5.00	9/1/24	3,325,000	3,555,422
Brevard County,				
Local Option Fuel Tax Revenue				
(Insured; FGIC)	5.00	8/1/23	1,260,000	1,336,117
Brevard County Health Facilities				
Authority, Revenue (Holmes				
Regional Medical Center)				
(Insured; MBIA)	5.30	10/1/07	3,000,000	3,021,450
Broward County School Board,				
COP (Insured; FSA)	5.50	7/1/11	4,715,000 [a]	5,092,954
Capital Projects Finance				
Authority, Student Housing				
Revenue (Capital Projects Loan				
Program) (Insured; MBIA)	5.50	10/1/16	4,285,000	4,576,808
Clay County Housing Finance				
Authority, Revenue				
(Multi-County Program)				
(Collateralized: FNMA and GNMA)	4.85	10/1/11	375,000	382,436
Collier County School Board,				
COP (Master Lease Program				
Agreement) (Insured; FSA)	5.25	2/15/20	3,500,000	3,893,785
Collier County School Board,				
COP (Master Lease Program				
Agreement) (Insured; FSA)	5.25	2/15/22	2,000,000	2,238,720
Dade County,				
Special Obligation Revenue				
(Insured; AMBAC)	0.00	10/1/10	6,825,000	5,972,080
Dade County,				
Water and Sewer System Revenue				
(Insured; FGIC)	6.25	10/1/11	2,115,000	2,339,126
Florida Board of Education,				
Lottery Revenue (Insured; FGIC)	5.25	7/1/18	9,330,000	9,841,377
Florida Board of Education,				
Lottery Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,693,375
Florida Board of Education,				
Lottery Revenue (Insured; FGIC)	5.25	7/1/19	3,675,000	3,876,427
Florida Department of				
Transportation, Turnpike				
Revenue	5.25	7/1/23	1,945,000	2,046,393
Florida Education System,				
University of Florida Housing				
Revenue (Insured; FGIC)	5.00	7/1/22	2,055,000	2,193,651

Florida Municipal Power Agency, Revenue (Stanton II Project) (Insured; AMBAC)	5.50	10/1/15	3,635,000	3,954,298
Florida Ports Financing Commission, Revenue (Transportation Trust Fund - Intermodal Program) (Insured; FGIC)	5.50	10/1/16	1,745,000	1,825,619
Florida Water Pollution Control Financing Corporation, Water PCR	5.25	1/15/21	2,545,000	2,743,383
Hillsborough County, GO (Unincorporated Area Parks and Recreation Program) (Insured; MBIA)	5.00	7/1/22	1,155,000	1,278,181
Hillsborough County, Utility Revenue (Insured; AMBAC)	5.50	8/1/14	3,205,000	3,564,473
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital)	5.25	10/1/15	3,000,000	3,181,140
Hillsborough County School Board, COP (Insured; MBIA)	5.00	7/1/16	2,625,000	2,728,530
Indian River County, GO (Insured; MBIA)	5.00	7/1/20	2,265,000	2,432,248
Indian Trace Development District, Water Management Special Benefit Assessment (Insured; MBIA)	5.00	5/1/20	1,500,000	1,613,760
Jacksonville, Guaranteed Entitlement Revenue (Improvement) (Insured; FGIC)	5.38	10/1/16	3,080,000	3,331,544
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/14	1,500,000	1,610,400
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/15	1,500,000	1,610,400
Jacksonville, Sales Tax Revenue (River City Renaissance Project) (Insured; FGIC)	5.13	10/1/18	2,500,000	2,502,850
Lakeland, Electric and Water Revenue	5.90	10/1/07	2,385,000	2,411,784
Lee County, Transportation Facilities Revenue (Insured; AMBAC)	5.50	10/1/15	2,500,000	2,684,000
Martin County, Utility System Revenue (Insured; FGIC)	5.50	10/1/12	1,065,000	1,161,042
Martin County, Utility System Revenue				

(Insured; FGIC)	5.50	10/1/13	1,485,000	1,637,792
Miami,				
Limited Ad Valorem Tax				
(Homeland Defense/Neighborhood				
Capital Improvement Projects)				
(Insured; MBIA)	5.50	1/1/16	3,000,000	3,233,190
Miami-Dade County,				
Public Service Tax Revenue				
(UMSA Public Improvements)				
(Insured; AMBAC)	5.50	4/1/16	2,190,000	2,368,529
Miami-Dade County,				
Transit System Sales Surtax				
Revenue (Insured; XLCA)	5.00	7/1/24	2,530,000	2,692,679
Miami-Dade County School Board,				
COP (Miami-Dade County School				
Board Foundation, Inc.)				
(Insured; AMBAC)	5.00	11/1/26	3,000,000	3,176,760
Northern Palm Beach County				
Improvement District, Water				
Control and Improvement (Unit				
of Development Number 5B)	5.75	8/1/09	795,000 [a]	819,613
Okaloosa County,				
Water and Sewer Revenue				
(Insured; FSA)	4.50	7/1/24	2,620,000	2,644,549
Orange County,				
Tourist Development Tax				
Revenue (Insured; AMBAC)	5.00	10/1/15	1,010,000	1,041,845
Orange County Health Facilities				
Authority, HR (Orlando				
Regional Healthcare) (Insured;				
MBIA)	6.25	10/1/11	1,770,000	1,958,328
Palm Bay,				
Educational Facilities Revenue				
(Patriot Charter School				
Project)	6.75	7/1/22	3,000,000	3,309,690
Palm Beach County,				
Criminal Justice Facilities				
Revenue (Insured; FGIC)	5.38	6/1/10	1,825,000	1,920,831
Palm Beach County,				
Public Improvement Revenue				
(Convention Center Project)				
(Insured; FGIC)	5.50	11/1/11	1,785,000 [a]	1,922,052
Palm Beach County School Board,				
COP (Insured; FGIC)	6.00	8/1/10	4,000,000 [a]	4,323,360
Palm Beach County School Board,				
COP (Insured; FSA)	5.50	8/1/12	4,910,000 [a]	5,330,443
Polk County,				
Constitutional Fuel Tax				
Revenue Improvement (Insured;				
MBIA)	5.00	12/1/19	1,330,000	1,433,062
Saint Johns County,				
Sales Tax Revenue (Insured;				

MBIA)	5.00	10/1/25	1,545,000	1,647,882
Sarasota County School Board, COP (Master Lease Program) (Insured; FGIC)	5.00	7/1/15	1,000,000	1,077,290
Seminole County, Water and Sewer Revenue	5.00	10/1/21	1,050,000	1,122,082
Seminole County, Water and Sewer Revenue	5.00	10/1/22	4,530,000	4,834,597
Volusia County School Board, Sales Tax Revenue (Insured; FSA)	5.38	10/1/15	4,000,000	4,326,680
U.S. Related--10.0%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,000,000 [a]	1,066,490
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [a]	3,199,470
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,500,000	1,615,455
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	2,500,000	2,690,875
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.25	7/1/12	2,440,000	2,512,688
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/16	1,510,000	1,621,498
Puerto Rico Public Buildings Authority, Guaranteed Revenue (Government Facilities) (Insured; XLCA)	5.25	7/1/20	2,000,000	2,254,000
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	1,425,000	1,459,442
Total Long-Term Municipal Investments (cost $153,557,890)				**158,934,945**

Short-Term Municipal Investments--1.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida;				
Gainesville, Utilities System Revenue (Liquidity Facility; SunTrust Bank)	3.81	4/1/07	1,000,000 [b]	1,000,000
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System) (Insured; FGIC and Liquidity Facility; Dexia Credit Locale)	3.78	4/1/07	1,700,000 [b]	1,700,000

Total Short-Term Municipal Investments (cost $2,700,000)		**2,700,000**
Total Investments (cost $156,257,890)	**98.5%**	**161,634,945**
Cash and Receivables (Net)	**1.5%**	**2,391,815**
Net Assets	**100.0%**	**164,026,760**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities payable on demand. Variable interest rate--subject to periodic change.

c At March 31, 2007, 25.6% of the fund's net assets are insured by FGIC.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue

SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance